Proskauer Rose LLP	Three First National Plaza	70 West Madison, Suite 3800	Chicago, IL 60602-4342

Michael Choate

Member of the Firm

d 312.962.3567

f 312.962.3551

mchoate@proskauer.com

www.proskauer.com

July 23, 2014

Ms. Sonia Barros

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Inland Residential Properties Trust, Inc.

(formerly, Inland Retail Properties Trust V, Inc. and Inland Real Estate Income Trust II, Inc.)

Amendment No. 1 to Confidential Draft Registration Statement on Form S-11

Submitted January 7, 2014

CIK No. 0001595627

Dear Ms. Barros:

I am writing in response to the Division’s letter, dated April 11, 2014 regarding its preliminary review on behalf of the Securities and Exchange Commission (the “SEC”) of Amendment No. 1 to Confidential Draft Registration Statement on Form S-11 (the “Registration Statement”) of the referenced issuer (the “Company”).

Certain of the Staff’s comments call for explanation of, or supplemental information as to, disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter and in Amendment No. 2 to the Registration Statement (“Amendment No. 2”). Amendment No. 2 was submitted confidentially by the Company on July 23, 2014.

The responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each comment from the Comment Letter is restated in bold prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 2. All page number references in the Company’s responses are to page numbers in Amendment No. 2.

Ms. Sonia Barros July 23, 2014 Page 2

General

1.	We will continue to monitor for your responses to comments 3 and 20 of our letter dated February 4, 2014.

We acknowledge your comment and confirm that we will submit to the Staff for review all graphics, maps, photographs, and related captions or other artwork including logos that the Company intends to use in the prospectus prior to requesting effectiveness of the Registration Statement. The Company acknowledges that such graphics and pictorial representations are not to be used in any preliminary prospectus distributed to prospective investors prior to the Staff’s review. Amendment No. 2, which will not be transmitted to prospective investors, includes the Company’s logo for your review.

With the exception of Exhibit 3.1, the final executed copy of which will be filed as an exhibit to the Registration Statement prior to effectiveness, the Company does not intend to enter into definitive agreements until effectiveness of the Registration Statement. Definitive agreements will be filed subsequent to being executed. The Company believes that the exhibits filed as “form of agreements” will be substantially similar to the definitive versions with the exception of filling in the dates thereof and signatories thereto.

2.	We note your responses to comments 4 and 5. Please note that we are not taking a position on the conclusions described in your responses and urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted.

We acknowledge your comment and confirm that the Company has considered all of the elements of the share redemption program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no-action letters.

Questions and Answers about the Offering, page 1

3.	We note you have revised your disclosure to include summary risk factors in this section, in addition to the disclosure you have already presented in your “Summary.” Please revise to eliminate this disclosure from one of the above sections.

In response to the Staff’s comment, we have revised the “Summary” section to eliminate the summary risk factors disclosed therein.

Ms. Sonia Barros July 23, 2014 Page 3

Compensation Table, page 73

4.	We note your response to comment 11 and the reference to the dilutive effect on NAV. Since the “value” of shares during the primary offering is equal to $22.50, please tell us why there is no conflict or risk associated with the payment of distributions from sources other than operating cash flow. Also, please provide us with an example of this interest being earned over a several year period.

We have revised our disclosure on pages 24 and 76 to clarify that for purposes of calculating “additional total return” with respect to Class A Shares and Class T Shares, none of the per share distributions may be funded from the proceeds of the offering to be made pursuant to the Registration Statement or any other offering. Please note that the Company has renamed the Class C Shares as Class T Shares in Amendment No. 2.

Attached hereto as Exhibit A is an illustrative example of the interest calculation over a seven year period.

Description of Securities, page 146

5.	We note the revised explanation regarding the servicing fee and distributions for Class C shares. Please clarify, if true, that distributions declared, if any, will apply to both classes equally except Class C holders will have to pay the servicing fee out of their distributions. Also, clarify if the servicing fee affects the NAV for the Class C shares.

In response to the Staff’s comment, we advise that the Company has revised the disclosure throughout Amendment No. 2 to clarify that the distribution and stockholder servicing fee will be paid by the Company directly to the dealer manager (100% of which will be reallowed (paid) to the soliciting dealers ) and will not be paid directly out of the Class T holders’ distributions, but that the distributions on Class T Shares will likely be lower than Class A Shares. We also note that the disclosure throughout Amendment No. 2 has been revised to clarify that the Company will cease paying the distribution and stockholder servicing fee with respect to the Class T Shares on the date at which, in the aggregate, underwriting compensation from all sources, including the distribution and stockholder servicing fee, equals 10% of the gross proceeds from the Company’s primary offering. Finally, in response to the Staff’s comment, the Company has further revised Amendment No. 2 to disclose that the estimated values per Class A and Class T Share will likely differ by the amount of any accrued distribution and stockholder servicing fee due on the Class T Shares.

Ms. Sonia Barros July 23, 2014 Page 4

Prior Performance of IREIC Affiliates, page 146

Summary Information, page 91

6.	Please tell us why you have removed disclosure regarding the total amount raised. Please refer to Item 8.A.1 of Industry Guide 5.

We have revised the table in the “Summary Information” section on page 91 of Amendment No. 2 to include disclosure regarding the total amount raised.

Thank you for your prompt attention to this letter responding to the Staff’s comments. Please direct any questions concerning this response to the undersigned at (312) 962-3567.

Yours truly,

/s/ Michael J. Choate

Michael J. Choate

MJC/ds

cc:	Mitchell Sabshon
Robert H. Baum
Cathleen M. Hrtanek

Exhibit A

(For Illustrative Purposes Only)

Class A Shares
	Year 1*	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7
Beginning REIT NAV	$22.500	$22.500	$22.500	$22.000	$22.425	$22.481	$22.997
Ending REIT NAV Before Incentive	$22.500	$22.500	$22.000	$22.500	$22.500	$23.000	$24.380
Change	$—	$—	$(0.500)	$0.500	$0.075	$0.519	$1.383

Distributions Paid**	$1.500	$1.500	$1.750	$1.500	$1.550	$1.000	$1.000

Total Return	$1.500	$1.500	$1.250	$2.000	$1.625	$1.519	$2.383
Hurdle	$1.500	$1.500	$1.500	$1.500	$1.500	$1.500	$1.500

Excess	$—	$—	$(0.250)	$0.500	$0.125	$0.019	$0.883
Subordinated Incentive M1	$—	$—	$—	$0.075	$0.019	$0.003	$0.132

NAV after Subordinated Incentive M1	$22.500	$22.500	$22.000	$22.425	$22.481	$22.997	$24.248

Class T Shares
	Year 1*	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7
Beginning REIT NAV	$22.500	$22.500	$22.500	$22.000	$22.425	$22.481	$22.997
Ending REIT NAV Before Performance Incentive	$22.500	$22.500	$22.000	$22.500	$22.500	$23.000	$24.380
Change	$—	$—	$(0.500)	$0.500	$0.075	$0.519	$1.383

Distributions Paid**	$1.260	$1.260	$1.510	$1.260	$1.310	$0.760	$0.760

Total Return	$1.260	$1.260	$1.010	$1.760	$1.385	$1.279	$2.143
Hurdle	$1.260	$1.260	$1.260	$1.260	$1.260	$1.260	$1.260

Excess	$—	$—	$(0.250)	$0.500	$0.125	$0.019	$0.883
Subordinated Incentive M2	$—	$—	$—	$0.075	$0.019	$0.003	$0.132

NAV after Subordinated Incentive M2	$22.500	$22.500	$22.000	$22.425	$22.481	$22.997	$24.248

*	Beginning REIT NAV in Year 1 equals the Offering Price minus Selling Commissions and the Dealer Manager Fee
**	Distributions covered from Cash Flow from Operations

Formulas
M1 Annual Incentive=	[15%((Distributions paid per share - $1.50 per share) + (NAV2 per share - NAV1 per share))] * A shares outstanding

M1 Units=	Annual Incentive
NAV2 per share

M2 Annual Incentive=	[15%((Dist. Paid per share - $1.26 per share) + (NAV2 per share - NAV1 per share))] * T shares outstanding

M2 Units=	Annual Incentive
NAV2 per share
NAV1=	Beginning Period NAV
NAV2=	Ending Period NAV